

October 31, 2022

Alejandro M. Basso
Chief Financial Officer and Services Vice President
Gas Transporter of the South Inc.
Don Bosco 3672, 5th Floor
C1206 ABF City of Buenos Aires, Argentina

> **Re: Gas Transporter of the South Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Filed April 26, 2022**
> **Form 6-K Filed August 9, 2022**
> **File No. 001-13396**

Dear Alejandro M. Basso:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2021

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Year 2021 Compared to Year 2020, page 129

1. Please discuss and analyze material changes to your balance sheet, and discuss material events and uncertainties that may impact your future financial condition. Refer to Part 1, Item 5 of Form 20-F.

Form 6-K Filed August 9, 2022

Second Quarter Ended June 30, 2022, page 1

2.   We note your presentation of operating costs and administrative and commercialization expenses, excluding depreciation, and operating costs and administrative and selling expenses, excluding depreciation, presented on a consolidated basis. Tell us how you considered Regulation G with respect to the presentation of the foregoing measures.

Analysis of the Results, page 3

3.   We note your presentation of operating profit before depreciation on a segment basis here. However, a similar presentation is not included in the segment disclosure in Note 8 to the financial statements on page 11 of the Form 6-K filed August 16, 2022. Therefore, clarify to us whether you consider operating profit before depreciation a measure of segment profit or loss pursuant to IFRS 8.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation